Exhibit 99.8

EXECUTION VERSION

AMENDMENT NO. 1, dated as of October 27, 2015 (this “Amendment”) among CONCORDIA HEALTHCARE CORP. (the “Borrower”), GOLDMAN SACHS BANK USA, as the Administrative Agent (the “Administrative Agent”) and the Requisite Lenders party hereto, to the Extended Equity Bridge Credit and Guaranty Agreement, dated as of October 21, 2015, (as amended, restated, modified and supplemented from time to time, the “Credit Agreement”), among the Borrower, the Guarantors party thereto, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement (the “Lenders”) and the Administrative Agent; capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

WHEREAS, the Borrower desires to amend the Credit Agreement on the terms set forth herein;

WHEREAS, Section 10.8(b) of the Credit Agreement provides that the Borrower and the Requisite Lenders may amend the Credit Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. Amendment. Effective as of the Amendment No. 1 Effective Date (as defined below), the Credit Agreement is hereby amended as follows:

(a) The following definition is hereby added to Section 1.1:

“Amendment No. 1 Effective Date” means October 27, 2015.

(b) The definition of “Designated Lead Arrangers” is hereby deleted in it’s entirety and replaced with the following:

“Designated Lead Arrangers” means the Arrangers comprising Lenders (which, for purposes of Section 5.12 shall include any of their respective Affiliates designated for such purpose in accordance with the Fee Letter dated as of October 18, 2015) with Loans or Commitments outstanding under this Agreement who, at any time, hold a majority of the aggregate principal amount of Loans and Commitments outstanding under this Agreement held by Arrangers; provided that in the event no Arranger holds any Loans or Commitments, the Designated Lead Arranger shall be GS.

Section 2. Representations and Warranties, No Default. In order to induce the Lenders to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, the Borrower represents and warrants to each Lender that:

a)

After giving effect to this Amendment, the representations and warranties contained in the Credit Agreement and in the other Credit Documents are true and correct in all material respects on and as of the Amendment No. 1 Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and

b)	As of the Amendment No. 1 Effective Date, no event has occurred and is continuing that would constitute a Default or an Event of Default.

Section 3. Effectiveness. This Amendment shall become effective on the date (the “Amendment No. 1 Effective Date”) on which the Administrative Agent shall have received counterparts of this Amendment executed by the Borrower and the Requisite Lenders.

Section 4. Applicable Law. THIS AMENDMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

Section 5. Effect of Amendment. Except as expressly set forth herein, (i) this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agent, in each case under the Credit Agreement or any other Credit Document, and (ii) shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of either such agreement or any other Credit Document. Each and every term, condition, obligation, covenant and agreement contained in the Credit Agreement or any other Credit Document is hereby ratified and re-affirmed in all respects and shall continue in full force and effect. This Amendment shall constitute a Credit Document for purposes of the Credit Agreement and from and after the Amendment No. 1 Effective Date, all references to the Credit Agreement in any Credit Document and all references in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, shall, unless expressly provided otherwise, refer to the Credit Agreement as amended by this Amendment.

Section 6. Miscellaneous. Sections 10.11, 10.13, 10.14 and 10.15 of the Credit Agreement shall apply to this Amendment mutatis mutandis,

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

CONCORDIA HEALTHCARE CORP., as Borrower

By:
Name:
Title:

[Signature Page to Amendment No. 1]

GOLDMAN SACHS BANK USA,
as Administrative Agent

By:
Name:
Title:

[Signature Page to Amendment No. 1]

[ ],
as Lender

By:
Name:
Title:

[Signature Page to Amendment No. 1]